Exhibit (a)(5)(L)

This is a press release by Oak Leaf B.V. pursuant to U.S. regulatory requirements in connection with the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Any offer will be made only by means of an offer memorandum. Shareholders should read the Offer Memorandum and D.E MASTER BLENDERS 1753 N.V.’s Solicitation/Recommendation Statement on Schedule 14D-9 related to the Offer filed with the U.S. Securities and Exchange Commission before any decision is made with respect to the Offer. Capitalized terms not defined in this press release have the meaning as set forth in the Offer Memorandum.

OAK LEAF B.V.	PRESS RELEASE

OAK LEAF B.V. MAKES CERTAIN REQUIRED REGULATORY
ANNOUNCEMENTS RELATING TO PENDING OFFER FOR D.E MASTER BLENDERS 1753 N.V.

Haarlem, 9 September 2013 — Reference is made to the joint press releases by Oak Leaf B.V. (the Offeror), a newly incorporated company that is wholly owned by Joh. A. Benckiser led investor group, and D.E MASTER BLENDERS 1753 N.V. (DEMB) dated 12 April 2013, 10 May 2013, 6 June 2013, 12 June 2013 and 19 June 2013 and the press releases by the Offeror dated 8 August 2013, 16 August 2013 and 6 September 2013, each in respect of the public cash offer for all issued and outstanding ordinary shares (the Shares) in the capital of DEMB at an offer price of € 12.50 (cum dividend) for each Share (on a fully diluted basis), subject to and upon the terms and conditions of the offer memorandum (the Offer Memorandum) dated 19 June 2013 (the Offer).

The Offeror notes that, as previously announced, the acceptance period under the Offer will expire at 17:40 hours CET (11:40 hours EST) on 17 September 2013. In order to comply with U.S. regulatory requirements, the Offeror hereby advises shareholders of DEMB that, subject to the terms and conditions of the Offer, the minimum acceptance level may be waived after the expiration of the acceptance period to a minimum acceptance level of 80% of the Shares.  As a result, it is possible the Offer could close with an acceptance level of 80% of the Shares.

As previously disclosed, the minimum acceptance level will be waived as described above if at least 80% of all Shares on a fully diluted basis are tendered in the Offer and not properly withdrawn at the end of the acceptance period and the conditions relating to such waiver previously disclosed in Section 6.2.2 of the Offer Memorandum, as well as the conditions to the consent of the lenders under the senior facilities agreement to waive the minimum acceptance level of 95% (i.e. the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, the percentage of shares tendered at the end of the extended acceptance period being at least 80% of the Shares but not more than 95% of the Shares and certain other customary closing conditions) are satisfied.

Shareholders are reminded that withdrawal rights terminate following the expiration of the acceptance period. In compliance with U.S. regulatory requirements, we inform DEMB shareholders that if they have already tendered their Shares in the Offer but their willingness to tender will be affected by the possible waiver of the minimum acceptance level, they should withdraw their tenders immediately, but in any event, before the expiration of the acceptance period.

This announcement is not an indication of current or expected acceptance levels and does not constitute a waiver of the minimum acceptance condition itself. Any such waiver will only be made after the expiration of the acceptance period.

For more information

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Additional Information

On 19 June 2013, the Offeror announced that the Offer Memorandum is publicly available and the acceptance period would begin at 09:00 hours CET (03:00 hours EST) on 20 June 2013. Further information regarding the Offer is contained in the Offer Memorandum (including further details on the impact that waiver of the minimum acceptance condition may have on DEMB shareholders) and in the Solicitation/Recommendation Statement on

Schedule 14D-9 (including DEMB’s Position Statement), which are available free of charge on the websites of the SEC at www.sec.gov and of DEMB at www.demasterblenders1753.com. Copies of the Offer Memorandum are also available free of charge at the offices of DEMB and Rabobank International, who is acting as exchange agent for the Offer. The Offer Memorandum and Solicitation/Recommendation Statement on Schedule 14D-9 contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer. This press release is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer Memorandum and any amendments or supplements to such Offer Memorandum. The Offeror is not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If the Offeror becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, the Offeror will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot comply, the Offeror will not make the Offer to the holders of Shares in that jurisdiction.

About the Offeror

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (JAB) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.